

December 20, 2012

<u>Via e-mail</u>
Mr. Mason Slaine
President and Chief Executive Officer
Interactive Data Corporation
32 Crosby Drive
Bedford, MA 01730

      RE: **Interactive Data Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 16, 2012
               File No. 1-31555

Dear Mr. Slaine:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA") and Covenant EBITDA, page 27</u>

1.   We note that your credit agreements permit a maximum of $30 million annually to be used as an adjustment, pro forma cost savings, to calculate Covenant EBITDA. Please tell us how this adjustment is calculated and how you determined that the maximum adjustment is appropriate for all periods presented.

Consolidated Statements of Cash Flows, page 38

2.   Please clarify why the acquisition of Interactive Data Corporation has been presented as an investing cash outflow on Interactive Data Corporation's consolidated statements of cash flows.

Forms 10-Q for the Quarters Ended March 31, June 30, and September 30, 2012

Exhibit 32

3.   Please amend your filings to include the certification required by Item 601(b)(32) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant